April 14, 2011
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Kathleen Collins, Division of Corporation Finance

Re:	ACI Worldwide, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed on February 18, 2011
Form 8-K Filed February 15, 2011
File No. 000-25346
Ladies and Gentlemen:
The following sets forth the response of ACI Worldwide, Inc. (the “Company”) to the comments included in your letter dated March 31, 2011 with respect to the above-referenced Annual Report on Form 10-K and Form 8-K. For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following the comment.
Form 10-K for the year ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Backlog, page 31
1.
We note from your risk factor disclosures on page 16 that your backlog estimates require substantial judgment and are based on a number of assumptions, which may not be accurate and may not generate the predicted revenues. Tell us why you believe it is appropriate to refer to this data as backlog and specifically how you considered the guidance in Item 101(c)(1)(viii) of Regulation S-K to disclose the dollar amount of backlog orders believed to be firm. Explain further how you use this information in managing your business and why you believe it is useful to an investor. In addition, we note you disclose backlog information for several periods and yet you only include a discussion of the committed backlog and renewal backlog for the most recent period-end. Please explain why and tell us how you considered disclosing this same information for all periods in which you disclose total backlog. In addition, tell us your consideration to disclose the portion of your “backlog” that is not reasonably expected to be filled within the current fiscal year pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Securities and Exchange Commission
April 14, 2011

Response: We utilize a ‘backlog’ operating metric to represent the recurring nature of our revenue streams derived from term license contracts, maintenance, and low customer turnover. Backlog is used by management for short- and long-term planning purposes as well as a means to approximate enterprise value. Our investors utilize our backlog disclosures as a means of measuring our financial performance over time, to model our financial results of operations, to understand the risks inherent in our current operating plan, and as a means of approximating enterprise value. In our disclosures, our investor materials, and on our website, we include an extensive description and definition for backlog including the assumptions used and valuation methodology applied.
We have considered the guidance in Item 101(c)(1)(viii) of Regulation S-K. Consistent with the guidance in Regulation S-K, we include the value of Committed Backlog to represent the portion of our backlog we believe to be firm. Due to our low attrition and valuation assumptions contained in our disclosure, both management and investors rely more heavily on the relative value of total backlog as an indicator of performance rather than just the committed portion of backlog. Accordingly, we believe it is more appropriate to disclose total backlog for comparable periods. We respectively advise the staff that in future filings we will add the following table to our Backlog disclosure for the same comparable periods as 60-month backlog:

	Month XX,	Month XX,
	20XX	20XX

Committed	$ XX	$ XX
Renewal	XX	XX

Total	$ XX	$ XX

Securities and Exchange Commission
April 14, 2011

The backlog disclosures in our most recent 10-K include both a 12-month and a 60-month backlog measurement. The 12-month backlog represents the portion of total 60-month backlog that is reasonably expected to be recognized within the following 12-month period.
Results of Operations
Income Taxes, page 37
2.
Tell us your consideration to provide disclosures that explain, in greater detail, the relationship between the foreign and domestic effective tax rates as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that one or two countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations. Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions, and if so tell us what consideration you have given to including a discussion of the material terms of such agreements. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Response: We disclose foreign pretax income and domestic pretax income separately on page 83 of our 2010 Annual Report on Form 10-K in our income tax footnote. We also disclose the effect foreign taxes have on our overall effective tax rate on page 84 as part of our effective tax rate reconciliation table. All of the 31 foreign jurisdictions in which we operate have a lower statutory tax rate than that of the U.S. The main impact to our effective tax rate by our foreign jurisdictions has been the transfer of intellectual property from the U.S. to non-U.S. entities, which we disclose in our 2010 Annual Report on Form 10-K on page 37. Our non-U.S. entities holding intellectual property increased our effective tax rate due to the inability to use foreign tax credits generated from foreign withholding taxes and the ownership group generating tax losses on which no tax benefit has been recorded. As a result, we currently have a negative tax impact from our non-U.S. entities holding intellectual property. We respectively advise the staff that in future filings, we will disclose potentially adverse effects to our effective tax rate. We have not entered into any agreements with the Internal Revenue Service with regard to any foreign jurisdiction.

Securities and Exchange Commission
April 14, 2011

Liquidity and Capital Resources, page 41
3.
We note that you derive a significant portion of your revenues from foreign operations. Tell us your consideration to disclose the amount of cash and investments that are currently held outside of the United States and the amounts that are subject to restriction from repatriation. Also, tell us how you considered providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of your foreign subsidiaries. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Response: As of December 31, 2010, the Company had approximately $83.2 million in cash and cash equivalents in the U.S., which is sufficient to meet the liquidity needs of the Company’s U.S. operations.
There are no legal restrictions from repatriation in any of the countries outside of the U.S. where we have cash; however, all of our undistributed foreign earnings are permanently reinvested in foreign countries or foreign markets. We have no plans to repatriate any of the foreign based cash or earnings based on our intended uses of the foreign-based cash and our existing cash and cash equivalents balances in the U.S.
We respectfully advise the staff that in future filings, we will include the following in the Liquidity and Capital Resources section:
As of Month XX, 20XX, we had $XX million in cash and cash equivalents. Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.
As of Month XX, 20XX, $XX million of the $XX million of cash and cash equivalents was held by our foreign subsidiaries. If these funds were needed for our operations in the U.S. we would be required to accrue and pay U.S. taxes to repatriate these funds. However, our intent is to permanently reinvest these funds outside the U.S. and our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.

Securities and Exchange Commission
April 14, 2011

Item 15. Exhibits, Financial Statement Schedules
Notes to Consolidated Financial Statements
Note 1. Nature of Business and Summary of Significant Accounting PoliciesRevenue Recognition, Accrued Receivables and Deferred Revenue, page 60
4.
We note from your disclosures on page 34 that certain of your MLF arrangements are paid monthly or quarterly and certain long-term ILF arrangements are paid annually based on negotiated customer payment terms. For such contracts, please tell us if the amounts billed per month, quarter or year are the same (i.e. are billings ratable) or if the amounts billed vary during the contract period. To the extent the terms vary, then explain further the billing terms. Also, tell us the cancellation terms for the company and the customer during the license term. In addition, explain further how capacity limits and capacity overage fees are factored into your billings and revenue recognition policy.

Response: Our revenue recognition policy states that revenue cannot be recognized until fees are fixed and determinable (assuming all other revenue recognition criteria have been met).
For the majority of these contracts, amounts billed per month, quarter or year are the same (i.e. are ratable billings). For those contracts for which amounts billed vary, the variability may be due to annual inflationary increases, anticipated usage, or customer budget considerations. In all cases, we consider these fees to not be fixed and determinable and therefore, these fees are recognized as revenue when amounts become due and payable.
Neither the customer nor the company may terminate or cancel during the license term. Capacity limits are billed at the same amount per month, quarter, or year. Customers are contractually obligated to report capacity usage. Accordingly, any capacity overage fees are billed in the period that we are notified that an overage has occurred.
Capacity overage fees are not fixed and determinable, and are therefore not recognizable, until such time as we are notified that an overage has occurred and fees are due and payable. This is consistent with the guidance provided under ASC 985-605-55-8 & 9.

Securities and Exchange Commission
April 14, 2011

Note 13. Stock-Based Compensation Plans, page 77
Stock Incentive Plans — Terminated Plans with Options Outstanding, page 79
5.
We note that you continue to use the simplified method for determining the expected life of your stock options as your historical data does not provide a reasonable basis on which to estimate the expected term due to the period of time that individuals were unable to exercise options while the company was not current with its filings. Considering the passage of time since you achieved compliance, clarify for us why you continue to believe that you do not have sufficient historical data upon which to estimate the expected term. Also, tell us when management expects that sufficient information will be available. We refer you to Question 6 of SAB Topic 14.D.2.

Response: The Company has been in compliance with its filing requirements since February 2008. Prior to that, the Company suspended stock option grants and exercises for over 12 months, with a short open period between the filing of the fiscal 2007 third quarter Quarterly Report on Form 10-Q on September 25, 2007 and November 30, 2007 when the fiscal 2007 Annual Report on Form 10-K became delinquent. The Company has considered the guidance in Staff Accounting Bulletin Topic 14.D.2 related to the application of the simplified method. The expected lives of our stock options are estimated to be in excess of three years. However, we are not able to reasonably determine what that period would be given the 12 month black out period when exercises were not allowed. The Company continues to monitor the data related to historical stock option exercises and will use estimated lives based upon historical data as soon as it becomes available, which we would expect to be within the next three years.
Note 15. Income Taxes, page 84
6.
Please explain further the captions in your effective income tax rate reconciliation table for “foreign tax rate differential” and “tax effect of foreign operations.” In this regard, tell us which of your foreign jurisdictions had a more significant impact on your foreign tax rate differential for each period presented. Tell us the statutory tax rates in these jurisdictions and how they contributed to an increase in your overall effective tax rate. In addition, we note your discussion on page 37 regarding the recognition of tax expense associated with the transfer of certain intellectual property rights from U.S. to non-U.S. entities. Tell us if the effect of these transfers is included in the “tax effect of foreign operations” or explain further what is included in this reconciling item. If the transfers have impacted this line item, then explain further the reasons for transferring this intellectual property and why it has impacted your effective tax rate.

Securities and Exchange Commission
April 14, 2011

Response: “Foreign tax rate differential” refers to taxes recorded by our foreign subsidiaries and the impact of their operations on our global effective tax rate. The “tax effect of foreign operations” relates to the U.S. tax impact of international elements of our U.S. based entities (e.g., tax expense associated with the transfer of certain intellectual property from U.S. to non-U.S. entities, inclusion of income not deferred for U.S. tax purposes (Subpart F income), or foreign currency revaluation gains (IRC Section 987 gains)).
As mentioned in our response to comment 2 above, our non-U.S. entities holding intellectual property had the most significant impact on our foreign rate differential. Our non-U.S. entities holding intellectual property increased our effective tax rate due to the inability to use foreign tax credits generated from foreign withholding taxes and tax losses on which no tax benefit has been recorded. As a result, we currently have a negative tax impact from our non-U.S. entities holding intellectual property.
The tax effect associated with the transfer of certain intellectual property rights from the U.S. to non-U.S. entities is included in the “tax effect of foreign operations”. The intellectual property was transferred to non-U.S. entities as part of our globalization initiatives in 2006. As part of the accounting for the transfer of intellectual property the tax effect of the estimated transfer price is being amortized to tax expense over the estimated life of the intellectual property (five years) rather than directly expensed when incurred in accordance with ASC 810-10-45-8.
Form 8-K Filed February 15, 2011
7.
We note your discussion of “operating EBITDA.” Considering you use EBITDA as a performance measure, tell us why you believe it is appropriate to reconcile this measure to operating income versus net income. Specifically tell us how you considered the guidance in Questions 103.01 and 103.02 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Response: Operating income is one of the key financial metrics we utilize to measure the operating performance of the business. We utilize operating income as opposed to net income due to the unpredictable nature of our non-operating income and expense. Historically we have incurred significant gains and losses from the mark-to-market of our monetary assets and liabilities recorded in non-functional currencies and from our interest rate swaps resulting from foreign currency and interest rate fluctuations, respectively.

Securities and Exchange Commission
April 14, 2011

In addition to operating income, we utilize Operating EBITDA as a non-GAAP financial metric to measure the performance of the business. We define Operating EBITDA as operating income plus depreciation and amortization and stock compensation. We reconcile to operating income as opposed to net income for the same reasons cited above. We utilize Operating EBITDA in addition to not as a replacement for operating income to measure the performance of the business.
We respectfully advise the staff that in future filings, we will revise our reconciliation to read as follows:

	Month XX,		Month XX,
	20XX		20XX

Operating EBIDTA	$	XX	$	XX
Income tax expense (benefit)		XX		XX
Interest income (expense), net		XX		XX
Other income (expense), net		XX		XX
Depreciation expense		XX		XX
Amortization expense		XX		XX
Non-cash compensation expense		XX		XX

Net Income (Loss)	$	XX	$	XX

Securities and Exchange Commission
April 14, 2011

* * * *
In connection with the above-referenced filings, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 402-778-2177.
Thank you in advance for your cooperation in these matters.

Very truly yours,
/s/ Scott W. Behrens
Scott W. Behrens

Senior Vice President, Chief Financial Officer, and Chief Accounting Officer

Enclosures

cc:	Phillip G. Heasley, ACI Worldwide, Inc.
Dennis P, Byrnes, ACI Worldwide, Inc.
Robert A. Profusek, Jones Day